FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, February 1, 2010

FAIRFAX COMPLETES $200 MILLION OFFERING OF PREFERRED SHARES

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) has completed its previously announced public offering of Cumulative 5-Year Rate Reset Preferred Shares, Series E in Canada.  Fairfax issued 8 million Series E Preferred Shares for net proceeds, after commissions and expenses, of approximately $194 million.

The Series E Preferred Shares were sold through a syndicate of Canadian underwriters led by BMO Capital Markets that included CIBC World Markets, RBC Capital Markets, Scotia Capital, TD Securities, National Bank Financial, GMP Securities, Cormark Securities, Desjardins Securities and HSBC Securities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

              Media Contact
  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946